

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2012

Via Facsimile
Mr. Kevin W. McAleer
Chief Financial Officer
Penson Worldwide, Inc.
1700 Pacific Avenue, Suite 1400
Dallas, TX 75201

> **Re:** **Penson Worldwide, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 4, 2011**
> **Form 10-Q for the Period Ended September 30, 2011**
> **Filed November 9, 2011**
> **File No. 1-32878**

Dear Mr. McAleer:

We have read your supplemental response letter dated December 21, 2011, and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Goodwill, page 63

1. Please provide the following information regarding the company's goodwill impairment analysis:
    a) Please clarify the relationship between the operating segments and reportable segments as of December 31, 2010.
    b) Please provide the carrying value for each of the reporting units as of September 30, 2010 and May 31, 2011, reconciling the total to the overall net assets of Penson on a consolidated basis. For any entities with negative carrying value,

please indicate the nature of any significant liabilities that are creating the negative value.

c) Please provide a reconciliation of the forecasted 2011 net income for each of the reporting units as of September 30, 2010 to the forecasted consolidated net income in the 2011 business plan as of that date. In addition, please provide the actual 2011 net income for each of the reporting units (or results for the nine months ended September 30, 2011 if annual results are not available) and explain the factors causing any material differences, other than the write-off of receivables, between the company's actual results and its projections.

d) We note that the company had a loss from continuing operations of $7.7 million through the nine months ended September 30, 2010. Please tell us how the company considered this piece of evidence in its discounted cash flow forecasts.

e) The reconciliation between the company's market capitalization and its net book value of assets as of October 1, 2010 is insufficient. Please further clarify and quantify how the reconciling items identified in the October 1, 2010 goodwill impairment memo account for the difference between the company's market capitalization and net book value. In your response please tell us how the company determined that these factors were more relevant to market participants then other recent negative data, such as the company's 2010 net loss.

f) We note your response to comment 2 from our letter dated September 9, 2011. Please explain further how the company reconciled the calculated fair value of the four reporting units as of October 1, 2010 to its market capitalization as of that date.

- Tell us whether it is the view of the company that market participants erred for considering continuing losses in the United Kingdom subsidiary.

- Provide the basis for the company's view that market participants continue to reflect 2008 losses in the Canadian subsidiary in 2010.

- Provide the basis for the company's view that market participants shouldn't take into consideration the current interest rate environment and its impact on the company.

- Tell us whether the company was able to determine that the underlying transactions were disorderly in conformity with ASC Topic 820.

- Tell us why it is reasonable to give more weight to the internal valuation technique when a market-based measure indicates a significantly lower value.

- Tell us how the company concluded that it was appropriate to give the market-capitalization approach zero weighting.

g) The company's discounted cash flow analysis anticipates increases in earnings before taxes due to expected increases in the federal funds rate.

- Please tell us what supporting evidence was relied upon for the glide path of 100 bps increases per year from 2012 through 2015.
- Please reconcile this evidence with the Federal Reserve's December 2010 statement that interest rates would remain at current levels for an extended period of time.
- Please tell us whether the analysis incorporates any incremental interest expenses that could offset the anticipated increases in the federal funds rate.
- Please quantify the effect of this increase on each year's estimated cash flows and the overall value of the reporting units. Please tell us the estimated fair value if the interest rates remain unchanged from the rates at December 31, 2010.

h) The discounted cash flow analysis is premised on earnings before taxes but still arrives at 'Total Business Value', that is, the interest expense charge reflects its operating debt. Further, the discounted cash flow analysis produces a 'Total Business Value' which is then compared to 'Total Net Assets' of the reporting units. Total Business Value, as applied, appears to be synonymous with enterprise value or total value of debt and equity.

- Please tell us why there is no line item to reflect the periodic repayment of the operating debt or other working capital.
- Please tell us why there is no deduction for long-term capital debt from Total Business Value to arrive at Total Net Assets.

i) The WACC is based on a 50/50 weighting of cost of debt and cost of equity. Per your response to comment 2 in our letter dated July 1, 2011, the weighting reflects a normalized capital structure.

- Please tell us why the company utilized the same discount rate for all four reporting units, in spite of differences in the underlying businesses and profitability that arguably lead to differences in risk profiles.
- Please tell us the basis of the pre-tax cost of debt and cost of equity. Please provide detailed calculations, supporting documentation for the inputs used, and rationale for the selection of those inputs.
- Please tell us how the company determined that a 50/50 weighting reflects a normalized capital structure.

j) In assessing the reasonableness of the results of the discounted cash flow analysis please tell us whether you compared multiples of earnings or revenues as implied by the discounted cash flow analysis to transactions completed by the company in recent years (e.g., for PFSI – Schonfeld, Ridge, and CCS; for Futures – GHCO and First Capitol). Please provide us with your analysis.

Form 10-Q for the Period Ended March 31, 2011

Note 7. Receivable from and payable to customers and correspondents, page 13

2.   We note in your response to comment 8 in our letter dated July 1, 2011, your statement that the nonaccrual loans were not impaired as of December 31, 2010 and 2009. Please provide us with the company's basis for this conclusion. In your response, please provide the company's full analysis under ASC 310-10, including but not limited to the following:
   - Provide us with the contractual payment terms (e.g., due dates for principal and interest) for each of the loans and how the company determined that it would be able to collect all amounts due according to the contractual terms;
   - Provide us with the cross-collateralization or cross-default provisions among the various loans to the various parties;
   - Tell us whether each of the loans was in compliance with all terms, both payment terms and other provisions or covenants, and whether any payments were past due;
   - Clarify whether the company included its assessment of the probability of passage of the Texas gaming legislation in its analysis of impairment, and if so, how the company determined this was appropriate in light of the provisions of ASC 310-10-35, which requires that the assessment be based on current information and events; and
   - Tell us how the company determined that its concern for the collectability of future contractual interest payments on the nonaccrual receivables, as discussed in your response to comment 8 in your letter dated August 4, 2011, did not warrant classifying these loans as impaired as of December 31, 2010 and 2009.
   - Tell us how the company considered the events and circumstances leading to the 2009 margin calls and February 2010 restructuring with Call Now and related transactions with Chris Hall in its determination of impairment.

3.   Based on your responses to comment 1 above, if the company determined that the nonaccrual receivables were impaired as of December 31, 2010, please provide us with its calculation of impairment as of that date.

4.   Please tell us whether the company considered each of the nonaccrual receivables to be collateral-dependent. Refer to ASC 310-10-35. In your response, tell us whether the

company underwrote or otherwise demonstrated the ability of the borrowers to repay the loans outside of the collateral.

5.   Please provide us with the company's measurement of loan impairment under ASC 450 for the nonaccrual receivables as of December 31, 2010, and provide us with the basis for its measurement. In your response, please tell us whether the company factored the proposed Texas legislation in its measurement, and if so, 1) provide the basis in GAAP for giving the future event recognition at December 31, 2010, and 2) reconcile this conclusion with the requirement in ASC 310-10 to only consider "current information and events" when assessing whether a loan or receivable meets the condition in ASC paragraph 450-20-25-2(a).

Form 10-Q for the Period Ended September 30, 2011

Note 7. Receivable from and payable to customers and correspondents, page 13

6.   We note your response to comment 9 in our letter dated November 14, 2011. Please disclose in future filings the full amount of exposure you have to Retama related assets, in addition to your disclosures regarding the amount of nonaccrual receivables collateralized by Retama related assets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief